Exhibit 99.1

ZTO Reports Fourth Quarter 2025 and Full Year 2025 Unaudited Financial Results

Full Year Adjusted Net Income Reached RMB9.5 Billion

US$0.39 per Share Semi-Annual Dividend Announced

US$1.5 Billion New Share Repurchase Program Authorized

SHANGHAI, March 18, 2026/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO" or the “Company"), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025[1]. For full year 2025, the Company grew parcel volume by 4.5 billion, or 13.3% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income[2] reached RMB9.5 billion. Net cash generated from operating activities was RMB11,968.4 million.

Fourth Quarter 2025 Financial Highlights

•	Revenues were RMB14,510.7 million (US$2,075.0 million), an increase of 12.3% from RMB12,919.7 million in the same period of 2024.

•	Gross profit was RMB3,681.9 million (US$526.5 million), a decrease of 2.1% from RMB3,759.7 million in the same period of 2024.

•	Net income was RMB2,693.2 million (US$385.1 million), an increase of 10.1% from RMB2,446.8 million in the same period of 2024.

•	Adjusted EBITDA[3] was RMB4,241.5 million (US$606.5 million), a decrease of 8.1% from RMB4,615.3 million in the same period of 2024.

•	Adjusted net income[2] was RMB2,694.5 million (US$385.3 million), a decrease of 1.4% from RMB2,733.3 million in the same period of 2024.

•	Basic and diluted net earnings per American depositary share ("ADS"[4]) were RMB3.31 (US$0.47) and RMB3.31 (US$0.47), an increase of 11.4% and 14.5% from RMB2.97and RMB2.89 in the same period of 2024, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB3.31 (US$0.47) and RMB3.31 (US$0.47), a decrease of 0.3% and an increase of 2.2% from RMB3.32 and RMB3.24 in the same period of 2024, respectively.

•	Net cash provided by operating activities was RMB4,226.3 million (US$604.3 million), compared with RMB2,806.3 million in the same period of 2024.

Fiscal Year 2025 Financial Highlights

•	Revenues were RMB49,098.7 million (US$7,021.0 million), an increase of 10.9% from RMB44,280.7million in 2024.

•	Gross profit was RMB12,271.4 million (US$1,754.8 million), a decrease of 10.5% from RMB13,717.1million in 2024.

•	Net income was RMB9,235.7 million (US$1,320.7 million), an increase of 3.9% from RMB8,887.6million in 2024.

•	Adjusted EBITDA[3] was RMB15,045.6million (US$2,151.5 million), a decrease of 8.0% from RMB16,354.9 million in 2024.

•	Adjusted net income[2] was RMB9,512.7 million (US$1,360.3 million), a decrease of 6.3% from RMB10,150.4 million in 2024.

•	Basic and diluted net earnings per American depositary share ("ADS"[4]) were RMB11.38 (US$1.63) and RMB11.19 (US$1.60), an increase of 3.9% and 4.6% from RMB10.95 and RMB10.70 in 2024.

•	Adjusted basic and diluted net earnings per American depositary share attributable to ordinary shareholders[5] were RMB11.73 (US$1.68) and RMB11.52 (US$1.65), a decrease of 6.3% and 5.6% from RMB12.52 and RMB12.20 in 2024.

•	Net cash provided by operating activities was RMB11,968.4 million (US$1,711.5 million), compared with RMB11,429.4 million in 2024.

Operational Highlights for Fourth Quarter 2025

•	Parcel volume was 10,558 million, increased 9.2% from 9,665 million in the same period of 2024.

•	Number of pickup/delivery outlets was over 31,000 as of December 31, 2025.

•	Number of direct network partners was over 6,000 as of December 31, 2025.

•	Number of self-owned line-haul vehicles was over 10,000 as of December 31, 2025.

•	Out of the over 10,000 self-owned trucks, over 9,700 were high capacity 15 to 17-meter-long models as of December 31, 2025.

•	Number of line-haul routes between sorting hubs was approximately 3,800 as of December 31, 2025.

•	Number of sorting hubs was 93 as of December 31, 2025, among which 88 were operated by the Company and 5 by the Company's network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “During the fourth quarter, the anti-involution policy continued to take effect in eradicating extreme low pricing in the express delivery industry. ZTO prioritized quality of services and customer satisfaction, and our volume growth outpaced the industry average to reach 10.6 billion parcels. Adjusted net income was 2.7 billion which was in line with expectations. Further, the daily average non-retail volume continued to trend up throughout the year and reached 9.8 million which increased over 38% compare to 4Q last year. Behind revenue diversification, our product and services capability are expanding beyond traditional express delivery in quality and scale bringing in positive contribution to overall revenue and margin.”

Mr. Lai added, “On one hand, we are encouraged by the industry’s overall shift towards quality in addition to quantity growth. Low price-driven volume gain is neither sustainable nor economically sensible. For a scale-based business model, this fundamental change will help accelerate the industry’s advancement from cut-throat price competition to winning customers with capabilities, hence enhance further consolidation. On another hand, we are in an era of change, and that the near-term macro environment and micro conditions may be extremely volatile. What is certain, however, is that our business and financial fundamentals are solid. With quality paving the way, we are committed to maintaining ZTO’s leadership in volume and profitability. In times of change, we will pay even closer attention to equitable sharing among all vested parties. It is the consistent practice of “shared-success” that will win us the marathon and deliver sustainable return to all our investors.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “For the fourth quarter, ZTO’s core express ASP increased 2.9% driven by key accounts' unit price increase offsetting negative impact from volume incentive hike elsewhere in the core business. Combined unit sorting and transportation costs decreased 4 cents thanks to sustained productivity gain initiatives. SG&A excluding SBC as a percentage of revenue remained stable at approximately 4.4% compared to 5.0% last year. Cash flow from operating activities was 4.2 billion, and capital spending was 1.8 billion.”

Ms. Yan added, “With the Board of Directors’ approval, the company has announced a shareholder return structure by combining cash dividend and stock buyback into one single plan to optimize the shareholder return. No less than 50% of the adjusted net income from prior fiscal year is earmarked for shareholder pay back. As part of the plan, the Board of Directors has approved a stock buyback program for the next 24 months with a total amount of $1.5 billion.”

Fourth Quarter 2025 Unaudited Financial Results

	Three Months Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	12,024,132	93.1	13,600,232	1,944,807	93.7
Freight forwarding services	208,931	1.6	225,860	32,298	1.6
Sale of accessories	646,675	5.0	657,320	93,996	4.5
Others	39,964	0.3	27,289	3,902	0.2
Total revenues	12,919,702	100.0	14,510,701	2,075,003	100.0

Total Revenues were RMB14,510.7 million (US$2,075.0 million), increased 12.3% from RMB12,919.7 million in the same period of 2024. Revenue from the core express delivery business increased by 12.4% compared to the same period of 2024 as a net result of a 9.2% growth in parcel volume and a 2.9% increase in parcel unit price. Key account revenue, generated by direct sales organizations, increased by 71.5% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services increased by 8.1% compared to the same period of 2024. Revenue from sales of accessories, largely consisted of sales of thermal paper for digital waybills, increased by 1.6%. Other revenues were derived mainly from financing services.

	Three Months Ended December 31,
	2024		2025
		% of			% of
	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Line-haul transportation cost	3,913,823	30.3	3,894,486	556,904	26.8
Sorting hub operating cost	2,543,707	19.7	2,714,125	388,115	18.7
Freight forwarding cost	197,053	1.5	212,461	30,382	1.5
Cost of accessories sold	196,941	1.5	157,930	22,584	1.1
Other costs	2,308,459	17.9	3,849,844	550,519	26.5
Total cost of revenues	9,159,983	70.9	10,828,846	1,548,504	74.6

Total cost of revenues was RMB10,828.8 million (US$1,548.5 million), an increase of 18.2% from RMB9,160.0 million in the same period last year.

Line haul transportation cost was RMB3,894.5 million (US$556.9 million), decreased 0.5% from RMB3,913.8 million in the same period last year. The unit transportation cost decreased 7.5% or 3 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub operating cost was RMB2,714.1 million (US$388.1 million), increased 6.7% from RMB2,543.7 million in the same period last year. The increase primarily consisted of (i) RMB111.4 million (US$15.9 million) increase in labor-associated costs partially offset by automation-driven efficiency improvements, and (ii) RMB57.8 million (US$8.3 million) increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. As of December 31, 2025, there were 781 sets of automated sorting equipment in service, compared to 596 sets as of December 31, 2024.

Cost of accessories sold was RMB157.9 million (US$22.6 million), decreased by 19.8% compared with RMB196.9 million in the same period last year.

Other costs were RMB3,849.8 million (US$550.5 million), increased 66.8% from RMB2,308.5 million in the same period last year, which included an increase of RMB1,500.2 million (US$214.5 million) for serving key account customers.

Gross Profit was RMB3,681.9 million (US$526.5 million), decreased by 2.1% from RMB3,759.7 million in the same period last year. Gross margin rate was 25.4% compared to 29.1% in the same period last year.

Total Operating Expenses were RMB492.5 million (US$70.4 million), compared to RMB306.5 million in the same period last year.

Selling, general and administrative expenses were RMB643.9 million (US$92.1 million), decreased by 1.8% from RMB655.8 million in the same period last year, mainly due to (i) RMB57.6 million (US$8.2 million) decrease in compensation and benefit expenses, and (ii) RMB33.4 million (US$4.8 million) increase in depreciation and amortization costs associated with administrative facilities and equipment.

Other operating income, net was RMB151.4 million (US$21.6 million), compared to RMB349.3 million in the same period last year. Other operating income mainly consisted of (i) RMB67.9 million (US$9.7 million) of rental income, (ii) RMB46.5 million (US$6.7 million) of government subsidies and tax rebates, and (iii) RMB24.1 million (US$3.4 million) ADR fee rebate.

Income from operations was RMB3,189.4 million (US$456.1 million), decreased 7.6% from RMB3,453.2 million for the same period last year. The operating margin rate was 22.0% compared to 26.7% in the same period last year.

Interest income was RMB154.7 million (US$22.1 million), compared with RMB221.9 million in the same period last year.

Interest expenses were RMB27.2 million (US$3.9 million), compared with RMB71.8million in the same period last year.

Loss from fair value changes of financial instruments was RMB9.2 million (US$1.3 million), compared with a gain of RMB168.0 million in the same period last year. Such gain or loss from fair value changes of the financial instruments were quoted by commercial banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB638.1 million (US$91.3 million) compared to RMB1,059.1 million in the same period last year. The effective income tax rate decreased by 10.9 percentage points year over year due to a lower accrual for withholding tax on dividends payable to ZTO Express (Hong Kong) Limited.

Net income was RMB2,693.2 million (US$385.1 million), representing a 10.1% increase from RMB2,446.8 million in the same period last year, which reflected a RMB258.6 million impairment loss from the investment in "Cainiao Yizhan".

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.31 (US$0.47) and RMB3.31 (US$0.47), compared to basic and diluted earnings per ADS of RMB2.97and RMB2.89 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.31 (US$0.47) and RMB3.31 (US$0.47), compared with RMB3.32 and RMB3.24 in the same period last year, respectively.

Adjusted net income was RMB2,694.5 million (US$385.3 million), compared with RMB2,733.3 million during the same period last year.

EBITDA[1] was RMB4,240.5 million (US$606.4 million), compared with RMB4,328.8 million in the same period last year.

Adjusted EBITDA was RMB4,241.5 million (US$606.5 million), compared to RMB4,615.3 million in the same period last year.

Net cash provided by operating activities was RMB4,226.3 million (US$604.3 million), compared with RMB2,806.3 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Fiscal Year 2025 Financial Results
	Year Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	40,953,034	92.5	45,726,365	6,538,783	93.1
Freight forwarding services	885,410	2.0	808,000	115,542	1.7
Sale of accessories	2,300,392	5.2	2,444,323	349,534	5.0
Others	141,884	0.3	119,979	17,157	0.2
Total revenues	44,280,720	100.0	49,098,667	7,021,016	100.0

Total Revenues were RMB49,098.7 million (US$7,021.0 million), increased 10.9% from RMB44,280.7 million last year. Revenue from the core express delivery business increased by 11.3% compared to the same period of 2024 as a net result of a 13.3% growth in parcel volume and a 1.7% decrease in parcel unit price. Key account revenue, generated by direct sales organizations, increased by 111.8% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services decreased by 8.7% compared to the same period of 2024. Revenue from sales of accessories, largely consisted of sales of thermal paper for digital waybills, increased by 6.3%. Other revenues were derived mainly from financing services.

	Year Ended December 31,
	2024		2025
		% of			% of
	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Line-haul transportation cost	13,966,446	31.5	13,970,542	1,997,761	28.5
Sorting hub operating cost	9,163,784	20.7	9,837,678	1,406,769	20.0
Freight forwarding cost	828,270	1.9	760,308	108,723	1.5
Cost of accessories sold	651,729	1.5	577,950	82,646	1.2
Other costs	5,953,399	13.4	11,680,748	1,670,324	23.8
Total cost of revenues	30,563,628	69.0	36,827,226	5,266,223	75.0

Total cost of revenues was RMB 36,827.2 million (US$5,266.2 million), an increase of 20.5% from RMB30,563.6 million last year.

Line haul transportation cost was RMB 13,970.5 million (US$1,997.8 million) compared to RMB13,966.4 million last year. The unit transportation cost decreased by 12.2% or 5 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub operating cost was RMB9,837.7 million (US$1,406.8 million), increased of 7.4% from RMB9,163.8 million last year. The increase primarily consisted of (i) RMB432.5 million (US$61.8 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii)RMB276.6 million (US$39.6 million) increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. Sorting hub operating cost per unit decreased 3.7% or 1 cent as automation and standardization in operating procedures plus effective performance evaluation continued to dig deep for productivity gain.

Cost of accessories sold was RMB578.0 million (US$82.6 million), decreased by 11.3% compared with RMB651.7 million last year.

Other costs were RMB11,680.7 million (US$1,670.3 million), increased 96.2% from RMB5,953.4 million in 2024, which included an increase of RMB5,533.2 million (US$791.2 million) for serving key account customers.

Gross Profit was RMB12,271.4 million (US$1,754.8 million), decreased 10.5% from RMB13,717.1 million last year. Gross margin rate was 25.0% compared to 31.0% last year.

Total Operating Expenses were RMB1,796.6 million (US$256.9 million), compared to RMB1,940.2 million last year.

Selling, general and administrative expenses were RMB2,637.6 million (US$377.2 million), a decrease of 2.0% from RMB2,690.0 million last year. The decrease was primarily driven by RMB23.5 million (US$3.4 million) decline in compensation and benefit expenses. SG&A as a percentage of total revenues decreased to 5.4% from 6.1% in the prior year, reflecting a further optimized corporate structure.

Other operating income, net was RMB841.0 million (US$120.3 million), compared to RMB749.8 million last year. Other operating income mainly consisted of (i) RMB547.6 million (US$78.3 million) of government subsidies and tax rebates, (ii) RMB201.7 million (US$28.8 million) of rental income, and (iii) RMB24.1 million (US$3.4 million) ADR fee rebate.

Income from operations was RMB10,474.9 million (US$1,497.9 million), decreased 11.1% from RMB11,776.9 million last year. The operating margin rate was 21.3% compared to 26.6% last year.

Interest income was RMB747.1 million (US$106.8 million), compared with RMB993.5 million in the same period last year.

Interest expenses was RMB248.6 million (US$35.6 million), compared with RMB337.9 million in the same period last year.

Gain from fair value changes of financial instruments was RMB126.0 million (US$18.0 million), compared with a gain of RMB202.9 million in the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of goodwill was RMB84.4 million (US$12.1 million), related to the October 2017 acquisition of China Oriental Express Co., Ltd.'s core freight forwarding business. This non-recurring charge was recognized because the fair value of the acquired operations fell below its carrying amount during the second quarter of 2025.

Foreign currency exchange gain before tax was RMB1.5 million (US$0.2 million),mainly due to the fluctuation of the foreign currency-denominated bank deposits against the Chinese Renminbi.

Income tax expenses were RMB1,905.2 million (US$272.4 million) compared to RMB2,845.4 million last year. The overall income tax rate decreased by 7.1 percentage points year over year, mainly due to (i) an income tax refund of RMB375.8 million (US$52.8 million) received in the third quarter of 2025 by Shanghai Zhongtongji Network(上海中通吉網絡技術有限公司), a wholly owned subsidiary of the Company, upon its recognition as a "Key Software Enterprise" qualifying for a preferential tax rate of 10% for tax year 2024, (ii) a RMB 138.3 million (US$19.8 million) year-over-year decrease in withholding tax accruals on dividend payable to ZTO Express (Hong Kong) Limited, and (iii) in 2024, there was a RMB931.4 million (US$133.2 million) non-deductible impairment of investment in equity investees, which had significantly increased the effective tax rate in 2024.

Net income was RMB9,235.7 million (US$1,320.7 million), which increased by 3.9% from RMB8,887.6million last year. The increase was mainly driven by the provision for impairment charge last year, which included (i) RMB479.9 million related to the investment in Cainiao Smart Logistics Network Limited(菜鳥智慧物流網絡有限公司) upon a tender offer repurchase, and (ii) RMB451.5 million of the investment in Zhejiang Yizhan Network Technology Co., Ltd.(浙江驛棧網絡科技有限公司), as the fair value was below the carrying amount.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB11.38 (US$1.63) and RMB11.19 (US$1.60), compared to basic and diluted earnings per ADS of RMB10.95 and RMB10.70 last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB11.73 (US$1.68) and RMB11.52 (US$1.65), compared with RMB12.52 and RMB12.20 last year, respectively.

Adjusted net income was RMB9,512.7 million (US$1,360.3 million), compared with RMB10,150.4 million in the same period last year.

EBITDA[1] was RMB14,769.0 million (US$2,111.9 million), compared with RMB15,094.3 million in the same period last year.

Adjusted EBITDA was RMB15,045.6million (US$2,151.5 million), compared to RMB16,354.9 million in the same period last year.

Net cash provided by operating activities was RMB11,968.4 million (US$1,711.5 million), compared with RMB11,429.4 million last year.

Recent Developments

Convertible Senior Notes

In early February 2026, the Company completed the offering of US$1.5 billion in aggregate principal amount of convertible senior notes (the “Notes”), bearing interest at rate 0.925% per year, payable semiannually, and will mature on March 1, 2031. The initial conversion rate of the Notes is 32.3130 of the Company's Class A ordinary shares per US$1,000 principal amount of Notes.

In connection with the offering of the Notes, the Company has entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$35.9906 and is subject to adjustment under the terms of the capped call transactions.

Concurrently with the pricing of the Notes, the Company repurchased 18,254,400 Class A ordinary shares from certain purchasers of the Notes in off-market privately negotiated transactions (the "Concurrent Share Repurchase"). The Concurrent Share Repurchase was expected to facilitate the initial hedging by purchasers of the Notes who desired to hedge their investments in the Notes. The Concurrent Share Repurchase was made pursuant to the Company's existing share repurchase program that is effective through June 30, 2026. The purchase price in the Concurrent Share Repurchase was the closing price of the Company’s Class A ordinary share on the Hong Kong Stock Exchange on February 4, 2026, HK$179.10 per Class A ordinary share.

Declaration of Semi-Annual Dividend

The board of directors (the "Board") has approved a cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025, to holders of its ordinary shares and ADSs as of the close of business on April 8, 2026. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2026 (Hong Kong Time). The payment date is expected to be April 22, 2026 for holders of Class A and Class B ordinary shares, and April 29, 2026 for holders of ADSs.

Share Repurchase Update and New Authorization

Completion of the Existing Share Repurchase Program

The Board initially approved its share repurchase program in November 2018. Following subsequent modifications, the program's aggregate authorization was increased to US$2.0 billion with an effective period through June 30, 2026 (the “Existing Share Repurchase Program”). As of December 31, 2025, the Company had repurchased an aggregate of 59,839,819 ADSs for US$1,397.65 million on the open market, including commissions. By February 28, 2026, taking into account the Concurrent Share Repurchase, the Company's total repurchases reached 85,467,295 Class A ordinary shares (including those in the form of ADSs). The US$2.0 billion Existing Share Repurchase Program is substantially completed.

Adoption of New Share Repurchase Program

On March 17, 2026, the Board approved a new share repurchase program (the “New Program”), authorizing the repurchase of up to US$1.5 billion of its shares over the next 24 months, effective from March 20, 2026, through March 20, 2028. The New Program is subject to the granting of a general unconditional mandate by shareholders at the Company’s forthcoming Annual General Meeting. Under the New Program, repurchases may be conducted from time to time through open market transactions or through other legally permissible means, depending on market conditions and in accordance with Rule 10b5-1 and/or Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended, as well as the Listing Rules of the Hong Kong Stock Exchange. The Company expects to fund these repurchases utilizing its existing cash balance.

Enhanced Shareholder Return Plan

Since March 2024, the Company has maintained a semi-annual dividend policy with a payout ratio of no less than 40% of its prior year adjusted net income, or as otherwise authorized by the Board. To optimize capital allocation and further align the interests of our shareholders, the Board has approved an enhanced return mechanism. Starting from 2026, the Company targets an aggregate annual shareholder return ratio of no less than 50% of its adjusted net income for the prior fiscal year, comprising both cash dividends and share repurchases. The specific mix, timing, and execution of such returns will be determined under Board’s direction and authorization, taking into account the Company’s share price, operating results, and cash reserves, among other factors, to ensure a balanced and sustainable return.

Board and Committee Changes

Mr. Frank Zhen Wei has tendered his resignation as an independent non-executive director of the Company, as well as the chairman and a member of the compensation committee and nominating and corporate governance committee of the Board, due to his plan to commit more time on other professional endeavors, effective on March 18, 2026. The Company extends its sincere gratitude to Mr. Wei’s service and wishes him the best in his future endeavors.

The Board has appointed (i) Mr. Herman Yu as a member of the nominating and corporate governance committee, (ii) Mr. Qin Charles Huang as the chairman of the nominating and corporate governance committee and (iii) Ms. Fang Xie as the chairman of the compensation committee. These changes will be effective on March 18, 2026.

Business Outlook

Based on current market and operating conditions, the Company expects its parcel volume for 2026 to increase by 10% to 13% year over year, representing a parcel volume range of 42.37 billion to 43.52 billion. Such estimates represent management's current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9931 to US$1.00, the noon buying rate on December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

Reconciliations of the Company's non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believe that such non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO's data. ZTO encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO's management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, March 17, 2026 (8:30 AM Beijing Time on March 18, 2026).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	5925555

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 24, 2026:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	7894484

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	12,919,702	14,510,701	2,075,003	44,280,720	49,098,667	7,021,016
Cost of revenues	(9,159,983)	(10,828,846)	(1,548,504)	(30,563,628)	(36,827,226)	(5,266,223)
Gross profit	3,759,719	3,681,855	526,499	13,717,092	12,271,441	1,754,793
Operating (expenses)/income:
Selling, general and administrative	(655,825)	(643,879)	(92,073)	(2,690,017)	(2,637,560)	(377,166)
Other operating income, net	349,277	151,380	21,647	749,784	840,980	120,259
Total operating expenses	(306,548)	(492,499)	(70,426)	(1,940,233)	(1,796,580)	(256,907)
Income from operations	3,453,171	3,189,356	456,073	11,776,859	10,474,861	1,497,886
Other income/(expenses):
Interest income	221,927	154,717	22,124	993,535	747,072	106,830
Interest expense	(71,784)	(27,204)	(3,890)	(337,919)	(248,612)	(35,551)
Gain/(loss) from fair value changes of financial instruments	168,003	(9,247)	(1,322)	202,886	126,038	18,023
(Loss)/gain on disposal of equity investees, subsidiary and others	(21,212)	2,038	291	(10,518)	37,034	5,296
Impairment of investment in equity investees	(258,551)	-	-	(931,367)	-	-
Impairment of goodwill	-	-	-	-	(84,431)	(12,073)
Foreign currency exchange (loss)/gain before tax	(318)	(20,121)	(2,877)	(17,930)	1,542	221
Income before income tax, and share of loss in equity method investments	3,491,236	3,289,539	470,399	11,675,546	11,053,504	1,580,632
Income tax expense	(1,059,086)	(638,131)	(91,252)	(2,845,361)	(1,905,236)	(272,445)
Share of income in equity method investments	14,659	41,809	5,979	57,410	87,393	12,497
Net income	2,446,809	2,693,217	385,126	8,887,595	9,235,661	1,320,684
Net income attributable to non-controlling interests	(64,119)	(67,865)	(9,705)	(70,760)	(155,010)	(22,166)
Net income attributable to ZTO Express (Cayman) Inc.	2,382,690	2,625,352	375,421	8,816,835	9,080,651	1,298,518
Net income attributable to ordinary shareholders	2,382,690	2,625,352	375,421	8,816,835	9,080,651	1,298,518
Net earnings per share attributed to ordinary shareholders
Basic	2.97	3.31	0.47	10.95	11.38	1.63
Diluted	2.89	3.31	0.47	10.70	11.19	1.60
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	803,354,580	792,680,220	792,680,220	804,875,816	797,634,860	797,634,860
Diluted	836,920,680	793,297,332	793,297,332	838,441,916	820,802,763	820,802,763
Net income	2,446,809	2,693,217	385,126	8,887,595	9,235,661	1,320,684
Other comprehensive income/ (expenses), net of tax of nil:
Foreign currency translation adjustment	(124,108)	(23,046)	(3,296)	(103,970)	13,428	1,920
Comprehensive income	2,322,701	2,670,171	381,830	8,783,625	9,249,089	1,322,604
Comprehensive income attributable to non-controlling interests	(64,119)	(67,865)	(9,705)	(70,760)	(155,010)	(22,166)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,258,582	2,602,306	372,125	8,712,865	9,094,079	1,300,438

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	13,465,442	10,011,533	1,431,630
Restricted cash	37,517	29,129	4,165
Accounts receivable, net	1,503,706	1,287,475	184,106
Financing receivables	1,178,617	674,880	96,507
Short-term investment	8,848,447	15,620,892	2,233,758
Inventories	38,569	40,648	5,813
Advances to suppliers	783,599	719,277	102,855
Prepayments and other current assets	4,329,664	5,102,997	729,719
Amounts due from related parties	168,160	477,865	68,334
Total current assets	30,353,721	33,964,696	4,856,887
Investments in equity investees	1,871,337	1,951,910	279,119
Property and equipment, net	33,915,366	35,433,509	5,066,924
Land use rights, net	6,170,233	6,762,240	966,987
Intangible assets, net	17,043	52,758	7,544
Operating lease right-of-use assets	566,316	398,082	56,925
Goodwill	4,241,541	4,157,111	594,459
Deferred tax assets	984,567	1,103,655	157,821
Long-term investment	12,017,755	5,221,110	746,609
Long-term financing receivables	861,453	1,039,946	148,710
Other non-current assets	919,331	938,980	134,272
Amounts due from related parties-non current	421,667	-	-
TOTAL ASSETS	92,340,330	91,023,997	13,016,257
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	9,513,958	10,934,419	1,563,601
Accounts payable	2,463,395	2,577,229	368,539
Advances from customers	1,565,147	1,833,131	262,134
Income tax payable	488,889	279,541	39,974
Amounts due to related parties	202,766	796,660	113,921
Operating lease liabilities	183,373	139,787	19,989
Dividends payable	14,134	19,659	2,811
Convertible senior bond	7,270,081	-	-
Other current liabilities	6,571,492	6,288,714	899,273
Total current liabilities	28,273,235	22,869,140	3,270,242
Long-term bank borrowing	-	18,000	2,574
Non-current operating lease liabilities	377,717	261,257	37,359
Deferred tax liabilities	1,014,545	615,073	87,954
Convertible senior bond	-	124,114	17,748
TOTAL LIABILITIES	29,665,497	23,887,584	3,415,877
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025)	523	513	73
Additional paid-in capital	24,389,905	24,000,698	3,432,054
Treasury shares, at cost	(1,131,895)	(254,480)	(36,390)
Retained earnings	39,098,553	42,918,864	6,137,316
Accumulated other comprehensive loss	(294,694)	(281,266)	(40,220)
ZTO Express (Cayman) Inc. shareholders' equity	62,062,392	66,384,329	9,492,833
Noncontrolling interests	612,441	752,084	107,547
Total Equity	62,674,833	67,136,413	9,600,380
TOTAL LIABILITIES AND EQUITY	92,340,330	91,023,997	13,016,257

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,806,349	4,226,269	604,348	11,429,436	11,968,419	1,711,461
Net cash provided by/(used) in investing activities	2,974,348	(78,533)	(11,230)	(5,980,724)	(4,827,106)	(690,267)
Net cash used in financing activities	(4,031,871)	(3,517,215)	(502,955)	(4,995,180)	(10,567,203)	(1,511,090)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	34,377	(6,184)	(884)	26,105	(58,340)	(8,343)
Net increase in cash, cash equivalents and restricted cash	1,783,203	624,337	89,279	479,637	(3,484,230)	(498,239)
Cash, cash equivalents and restricted cash at beginning of period	11,747,744	9,422,380	1,347,382	13,051,310	13,530,947	1,934,900
Cash, cash equivalents and restricted cash at end of period	13,530,947	10,046,717	1,436,661	13,530,947	10,046,717	1,436,661

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	13,465,442	10,011,533	1,431,630
Restricted cash, current	37,517	29,129	4,165
Restricted cash, non-current	27,988	6,055	866
Total cash, cash equivalents and restricted cash	13,530,947	10,046,717	1,436,661

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income	2,446,809	2,693,217	385,126	8,887,595	9,235,661	1,320,684
Add:
Share-based compensation expense [1]	6,768	2,993	428	318,692	229,250	32,782
Impairment of investment in equity investees [1]	258,551	-	-	931,367	-	-
Impairment of goodwill	-	-	-	-	84,431	12,073
Loss / (gain) on disposal of equity investees, subsidiary and others, net of income taxes	21,212	(1,683)	(241)	12,705	(36,654)	(5,241)
Adjusted net income	2,733,340	2,694,527	385,313	10,150,359	9,512,688	1,360,298

Net income	2,446,809	2,693,217	385,126	8,887,595	9,235,661	1,320,684
Add:
Depreciation	714,289	842,389	120,460	2,882,579	3,224,811	461,142
Amortization	36,793	39,593	5,662	140,827	154,667	22,117
Interest expenses	71,784	27,204	3,890	337,919	248,612	35,551
Income tax expenses	1,059,086	638,131	91,252	2,845,361	1,905,236	272,445
EBITDA	4,328,761	4,240,534	606,390	15,094,281	14,768,987	2,111,939

Add:
Share-based compensation expense	6,768	2,993	428	318,692	229,250	32,782
Impairment of investment in equity investees	258,551	-	-	931,367	-	-
Impairment of goodwill	-	-	-	-	84,431	12,073
Loss / (gain) on disposal of equity investees, subsidiary and others, before income taxes	21,212	(2,038)	(291)	10,518	(37,034)	(5,296)
Adjusted EBITDA	4,615,292	4,241,489	606,527	16,354,858	15,045,634	2,151,498

(1)	Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,382,690	2,625,352	375,421	8,816,835	9,080,651	1,298,518
Add:
Share-based compensation expense [1]	6,768	2,993	428	318,692	229,250	32,782
Impairment of investment in equity investees [1]	258,551	-	-	931,367	-	-
Impairment of goodwill	-	-	-	-	84,431	12,073
Loss / (gain) on disposal of equity investees, subsidiary and others, net of income taxes	21,212	(1,683)	(241)	12,705	(36,654)	(5,241)
Adjusted Net income attributable to ordinary shareholders	2,669,221	2,626,662	375,608	10,079,599	9,357,678	1,338,132

Weighted average shares used in share/ADS calculating net earnings per ordinary
Basic	803,354,580	792,680,220	792,680,220	804,875,816	797,634,860	797,634,860
Diluted	836,920,680	793,297,332	793,297,332	838,441,916	820,802,763	820,802,763

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.97	3.31	0.47	10.95	11.38	1.63
Diluted	2.89	3.31	0.47	10.70	11.19	1.60

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	3.32	3.31	0.47	12.52	11.73	1.68
Diluted	3.24	3.31	0.47	12.20	11.52	1.65

(1)	Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508